INTERACTIVE BROKERS CORP.
(SEC I.D. No. 8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

\* \* \* \* \* \* \*

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

# INTERACTIVE BROKERS CORP.

## TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel.: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Stockholder of
Interactive Brokers Corp.
Greenwich, CT

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

February 28, 2019

We have served as the Company's auditor since 2002.

# INTERACTIVE BROKERS CORP.
## Statement of Financial Condition
As of December 31, 2018
*(Dollars in thousands)*

**Assets**

|  |  |  |
|---|---|---:|
| Cash | $ | 14,403 |
| Receivables from affiliates | | 5,038 |
| Property and equipment, net | | 8,032 |
| Other assets | | 1,537 |
| Total assets | $ | 29,010 |

**Liabilities and stockholder's equity**

Liabilities

|  |  |  |
|---|---|---:|
| Accounts payable, accrued expenses and other liabilities | $ | 2,329 |
| Payables to affiliates | | 7,401 |
| | | 9,730 |

Stockholder's equity

|  |  |  |
|---|---|---:|
| Common stock, $0.01 par value per share | | - |
| Additional paid-in capital | | 7,291 |
| Retained earnings | | 11,989 |
| Total stockholder's equity | | 19,280 |
| Total liabilities and stockholder's equity | $ | 29,010 |

See accompanying notes to the statement of financial condition.

# INTERACTIVE BROKERS CORP.
## Notes to the Statement of Financial Condition
December 31, 2018

*(Dollars in thousands, except share data, unless otherwise noted)*

---

### 1. Organization and Nature of Business

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliates, Interactive Brokers LLC ("IB LLC") and Timber Hill LLC ("TH LLC"), on an agency basis. The Company also provides technical co-location services to these affiliates.

The Company is wholly owned by IB Exchange Corp. (the "Parent"), which is wholly owned and consolidated by IBG LLC, a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

### 2. Significant Accounting Policies

#### *Basis of Presentation*

This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

#### *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the useful lives of property and equipment, compensation accruals, current and deferred income taxes, and contingency reserves.

#### *Fair Value*

At December 31, 2018, other than property and equipment and deferred tax assets, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

#### *Cash*

Cash consists of deposits with banks. At December 31, 2018, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

**INTERACTIVE BROKERS CORP.**
**Notes to the Statement of Financial Condition**
December 31, 2018
*(Dollars in thousands, except share data, unless otherwise noted)*

## 2. Significant Accounting Policies (continued)

### *Property and Equipment*

Property and equipment consists of purchased technology hardware and software, leasehold improvements, and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Fully depreciated (or amortized) assets are retired on an annual basis.

### *Stock-Based Compensation*

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG. Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of the plans' post-employment provisions (as described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC Topic 718. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

# INTERACTIVE BROKERS CORP.
## Notes to the Statement of Financial Condition
December 31, 2018
*(Dollars in thousands, except share data, unless otherwise noted)*

## 2. Significant Accounting Policies (continued)

### *Income Taxes*

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws (Note 9) and reflect management's best assessment of estimated future taxes to be paid. The Company is subject to income taxes in the U.S. Determining income tax expense requires significant judgments and estimates.

Deferred income tax assets and liabilities arise from temporary differences between the tax and financial statement recognition of the underlying assets and liabilities. In evaluating the ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, historical results are adjusted for changes in accounting policies and incorporate assumptions including the amount of future state, federal and pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, three years of cumulative operating income (loss) are considered.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company's operations. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information becomes available.

The Company federal and certain state tax returns are filed on a consolidated basis by its Parent, along with other affiliates.

# INTERACTIVE BROKERS CORP.
## Notes to the Statement of Financial Condition
December 31, 2018
*(Dollars in thousands, except share data, unless otherwise noted)*

## 2. Significant Accounting Policies (continued)

### *Recently Issued Accounting Pronouncements*

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's statement of financial condition:

| ASU | Affects | Status |
|-----|---------|--------|
| ASU 2016-02 | *Leases (Topic 842):* Requires the recognition of a right-of-use asset and a lease liability for leases previously classified as operating lease in the statements of financial condition. | Effective for fiscal years beginning after December 15, 2018. |
| ASU 2018-03 | *Technical Correction and Improvements to Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* | Effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years beginning after June 15, 2018. |
| ASU 2018-10 | *Leases (Topic 842):* Codification Improvements. | Effective for fiscal years beginning after December 15, 2018, including interim periods within those annual periods. |
| ASU 2018-11 | *Leases (Topic 842):* Targeted Improvements. | Effective for fiscal years beginning after December 15, 2018, including interim periods within those annual periods. |
| ASU 2018-13 | *Fair Value Measurement (Topic 820):* Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. | Effective for fiscal years beginning after December 15, 2019, including interim periods within those annual periods. |

# INTERACTIVE BROKERS CORP.
## Notes to the Statement of Financial Condition
December 31, 2018
*(Dollars in thousands, except share data, unless otherwise noted)*

---

## 2. Significant Accounting Policies (continued)

### *Recently Issued Accounting Pronouncements (continued)*

Adoption of those ASUs that became effective during 2018 and 2019, prior to the issuance of the Company's statement of financial condition, did not have a material effect on this statement of financial condition.

ASU 2016-02, "Leases (Topic 842)" is effective January 1, 2019 and will be implemented by applying a prospective approach with a cumulative-effect adjustment in the opening balance of retained earnings in the period of adoption as per ASU 2018-11, "Leases (Topic 842) – Targeted Improvements". ASU 2016-02 requires that a lessee recognize in the statement of financial condition a right-of-use asset and corresponding lease liability, including for those leases that the Company currently classifies as operating leases. The right-of-use asset and the lease liability will initially be measured using the present value of the remaining lease payments. The Company's implementation efforts include reviewing the terms of existing leases and service contracts, which may include embedded leases. Upon adoption, the Company expects to record right-of-use assets and lease liabilities on its statement of financial condition of approximately $9.2 million.

## 3. Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities brokerage services. Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

### *Market Risk*

The Company, from time to time, may be exposed to market risk arising from foreign currency exchange rate fluctuations. The Company manages this risk by monitoring its exposure to foreign currency and using spot (i.e., cash) currency transactions as needed to reduce such exposure.

# INTERACTIVE BROKERS CORP.
## Notes to the Statement of Financial Condition
December 31, 2018
*(Dollars in thousands, except share data, unless otherwise noted)*

---

### 3. Trading Activities and Related Risks (continued)

*Credit Risk*

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Such risks are deemed to be immaterial to the Company's business activities.

*Concentrations of Credit Risk*

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's exposure to credit risk is deemed to be immaterial.

### 4. Financial Assets and Financial Liabilities

*Financial Assets and Liabilities Not Measured at Fair Value*

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition as of December 31, 2018. The following table excludes all non-financial assets and liabilities.

|  | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| Financial assets, not measured at fair value |  |  |  |  |  |
| Cash | $ 14,403 | $ 14,403 | $ 14,403 | $ - | $ - |
| Receivables from affiliates | 5,038 | 5,038 | $ - | 5,038 | $ - |
| Total financial assets, not measured at fair value | $ 19,441 | $ 19,441 | $ 14,403 | $ 5,038 | $ - |
|  |  |  |  |  |  |
| Financial liabilities, not measured at fair value |  |  |  |  |  |
| Payables to affiliates | $ 7,401 | $ 7,401 | $ - | $ 7,401 | $ - |
| Total financial liabilities, not measured at fair value | $ 7,401 | $ 7,401 | $ - | $ 7,401 | $ - |

### 5. Property and Equipment

At December 31, 2018, property and equipment consisted of:

| | | |
|---|---|---|
| Computer equipment | $ | 9,177 |
| Office furniture and equipment | | 281 |
| Leasehold improvements | | 5 |
| | | 9,463 |
| Less - accumulated depreciation and amortization | | (1,431) |
| Property and equipment, net | $ | 8,032 |

8

# INTERACTIVE BROKERS CORP.
## Notes to the Statement of Financial Condition
December 31, 2018
*(Dollars in thousands, except share data, unless otherwise noted)*

---

### 6. Commitments, Contingencies and Guarantees

#### *Litigation*

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2018, no reserves for potential losses related to litigation matters were deemed necessary.

#### *Leases*

The Company has non-cancelable operating leases covering office space and data centers. These leases are subject to escalation clauses based on specified costs incurred by the respective landlords and contain renewal elections. As of December 31, 2018, the Company's minimum annual lease commitments totaled $9,621, as follows:

| | |
|---|---:|
| 2019 | 3,493 |
| 2020 | 3,603 |
| 2021 | 1,699 |
| 2022 | 826 |
| | $ 9,621 |

### 7. Related Party Transactions

The Company's related party transactions are mainly with IBG LLC and some of its affiliates, IB LLC and TH LLC. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company executes trades in securities options for and on behalf of IB LLC and TH LLC.

Pursuant to various service fee arrangements, the Company receives services from the affiliates, including administrative, consulting and other services. The related payables are included in payables to affiliates in the statement of financial condition.

Affiliate brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances are reported net by affiliate.

Included in the statement of financial condition are the following amounts with related parties at December 31, 2018:

| | | |
|---|---|---:|
| Receivables from affiliates | $ | 5,038 |
| Payables to affiliates | $ | 7,401 |

# INTERACTIVE BROKERS CORP.
## Notes to the Statement of Financial Condition
December 31, 2018
*(Dollars in thousands, except share data, unless otherwise noted)*

---

## 8. Employee Incentive Plans

*Defined Contribution Plan*

The Company offers to employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

*2007 Stock Incentive Plan*

Under IBG, Inc's. Stock Incentive Plan, up to 30 million shares of IBG, Inc.'s common stock may be issued to satisfy vested restricted stock units granted to directors, officers, employees, contractors and consultants of IBG LLC and its subsidiaries, including the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of IBG, Inc.'s restricted stock units. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be cancelled by IBG, Inc. upon the participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

# INTERACTIVE BROKERS CORP.
## Notes to the Statement of Financial Condition

December 31, 2018

*(Dollars in thousands, except share data, unless otherwise noted)*

---

### 8. Employee Incentive Plans (continued)

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. Restricted stock units vest and become distributable to participants in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and

- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

The following summarizes the Stock Incentive Plan activity for the period from December 31, 2017 through December 31, 2018:

|  | Stock Incentive Plan ("SIP") (Units) | Intrinsic Value of SIP Units Vested and Distributed ($ millions) [1] |
|---|---|---|
| Balance, December 31, 2017 | 122,356 | |
| Granted | 29,564 | |
| Cancelled | 830 | |
| Distributed | (38,352) | $ 3.0 |
| Balance, December 31, 2018 | 114,398 | |

[1] Intrinsic value of SIP units distributed represents the compensation value reported to the participants.

Awards previously granted but not yet earned, under the Stock Incentive Plan are subject to the plans' post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2018, a total of 20,850 restricted stock units have been distributed under these post-employment provisions.

# INTERACTIVE BROKERS CORP.
## Notes to the Statement of Financial Condition
December 31, 2018

*(Dollars in thousands, except share data, unless otherwise noted)*

### 9.  Income Taxes

The Company's deferred tax assets of $545, which are included in other assets in the statement of financial condition as of December 31, 2018, are presented below:

| | | |
|---|---|---:|
| Fixed assets | $ | 526 |
| Other | | 19 |
| Total deferred tax assets | $ | 545 |

The Company's deferred tax liabilities of $41, which are included in other liabilities in the statement of financial condition as of December 31, 2018, are presented below:

| | | |
|---|---|---:|
| Other | $ | 41 |
| Total deferred tax liabilities | $ | 41 |

As of and for the year ended December 31, 2018, the Company had no unrecognized tax liabilities as defined under ASC Topic 740 and no valuation allowances on deferred tax assets were required.

The Company is subject to taxation in the U.S. and various state jurisdictions. As of December 31, 2018, the Company's tax years for 2015 through 2017 are subject to examination by the respective tax authorities.

### 10.  Net Capital Requirements

As a broker-dealer registered with the SEC and NFA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which specifies minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $4,553, which was $3,904 in excess of required net capital of $649, and a ratio of aggregate indebtedness to net capital of 214 to 1.

### 11.  Subsequent Events

As required by FASB Topic ASC 855, "Subsequent Events," the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

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